UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Centrus Energy Corp.
(Exact name of registrant as specified in its charter)

Delaware	52-2107911
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

Two Democracy Center
6903 Rockledge Drive
Bethesda, MD 20817
(301) 564-3200
(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Rights to purchase Series A Participating Cumulative Preferred Stock, Par value $1.00 per share	NYSE MKT LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box.   ☒
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box.   ☐
Securities Act registration statement file number to which this form relates (if applicable):
Not Applicable
Securities registered pursuant to Section 12(g) of the Act:
None.

Item 1.	Description of Registrant's Securities to be Registered.

On April 6, 2016, the Board of Directors (the “Board”) of Centrus Energy Corp., a Delaware corporation (the “Company”), declared a dividend of one right to purchase Preferred Shares (as defined below) pursuant to the Rights Agreement (each, a “Right”) for each outstanding share of (i) Class A Common Stock, par value $0.10 per share, of the Company (the “Common Shares”) and (ii) Class B Common Stock, par value $0.10 per share, of the Company (the “Class B Common Shares”). The Rights will be issued to the holders of record of Common Shares and Class B Common Shares, in each case, outstanding on April 6, 2016 (the “ Record Date”) and will be issued with respect to Common Shares and Class B Common Shares issued thereafter until the Distribution Date (as defined below). Each Right, when it becomes exercisable as described below, will entitle the registered holder to purchase from the Company one one-thousandth (1/1,000th) of a share of Series A Participating Cumulative Preferred Stock, par value $1.00 per share, of the Company (the “Preferred Shares”) at a price of $26.00 (the “Purchase Price”). The description and terms of the Rights are set forth in a Section 382 Rights Agreement dated as April 6, 2016, as may be amended from time to time (the “Rights Agreement”), among the Company, Computershare Inc. (“Computershare”) and Computershare Trust Company N.A. (together with Computershare, the “Rights Agent”).
The Board adopted the Rights Agreement in an effort to protect shareholder value by, among other things, attempting to protect against a possible limitation on the Company’s ability to use its net operating loss carryforwards (“NOLs”) and other tax benefits, which may be used to reduce potential future income tax obligations. The Company has experienced substantial operating losses, and under the Internal Revenue Code of 1986, as amended (the “Code”), and rules promulgated thereunder, the Company may “carry forward” these NOLs and other tax benefits in certain circumstances to offset any current and future earnings and thus reduce the Company’s income tax liability, subject to certain requirements and restrictions. To the extent that the NOLs and other tax benefits do not otherwise become limited, the Company believes that it will be able to carry forward a significant amount of NOLs and other tax benefits, and therefore these NOLs and other tax benefits could be a substantial asset to the Company. As reported on the Company’s Form 10-K for the year ending December 31, 2015, as of December 31, 2015 the Company has federal net operating losses of $324.7 million that currently expire through 2035. However, if the Company experiences an “ownership change”, as defined in Section 382 of the Code, the Company’s ability to use its NOLs and other tax benefits will be substantially limited. Generally, an ownership change would occur if the Company’s shareholders who own, or are deemed to own, 5% or more of the Company’s Common Stock increase their collective ownership in the Company by more than 50% over a rolling three-year period.
Initial Exercisability
One Right will be associated with (i) each Common Share and each Class B Common Share outstanding on April 6, 2016 (the “Record Date”), (ii) each additional Common Share and Class B Common Share that becomes outstanding between the Record Date and the earliest to occur of the Distribution Date (as defined below), the Redemption Date (as defined in the Rights Agreement) and the Expiration Date (as defined below) and (iii) each additional Common Share and Class B Common Share with which Rights are issued after the Distribution Date but prior to the earlier of the Redemption Date and the Expiration Date, as provided in the Rights Agreement.
The Rights are not exercisable until the Distribution Date, which is the earliest to occur of the following:

•	the Share Acquisition Date (as defined below), and

•
such date, if any, as may be designated by the Board following the commencement of, or first public disclosure of an intention to commence, a tender or exchange offer for outstanding Common Shares which could result in such person or group becoming the beneficial owner of 4.99% or more of the outstanding Common Shares.

Under the Rights Agreement, the “Share Acquisition Date” means the date on which the Company learns that a Person has become an Acquiring Person. An Acquiring Person includes (i) a person or group (including any affiliate or associate of such person or group) that has, subject to certain exceptions, acquired, or obtained the right to acquire, beneficial ownership of 4.99% or more of the outstanding Common Shares or (ii) any Grandfathered Person (as defined below) that has exceed its Grandfathered Percentage (as defined below) by 0.5% of the outstanding Common Shares (such person or group being called an “Acquiring Person”). A “Grandfathered Person” is any person or group that beneficially owned (as disclosed in public filings) 4.99% or more of the outstanding Common Shares as of April 6, 2016 (such percentage, the “Grandfathered Percentage”).
In the case of certificated Common Shares or Class B Common Shares, the Rights associated with such Common Shares or Class B Common Shares, as the case may be, represented by such certificates will be evidenced by such certificates along with a copy of a Summary of Rights to Purchase Series A Participating Cumulative Preferred Stock of Centrus Energy Corp., and the surrender for transfer of any such certificate shall also constitute the transfer of the Rights associated with the Common Shares or Class B Common Shares, as the case may be, represented thereby. In the case of Common Shares or Class B Common Shares held in uncertificated form, the Rights associated with the Common Shares shall be evidenced by the balances indicated in the book-entry account system of the transfer agent for the Common Shares or Class B Common Shares, as applicable, and the transfer of any Common Shares or Class B Common Shares in the book-entry account system of the transfer agent for such Common Shares or such Class B Common Shares, as applicable, shall also constitute the transfer of the Rights associated with such Common Shares or Class B Common Shares, as applicable.
Until the Distribution Date, the Rights will be transferred with and only with the Common Shares or Class B Common Shares, as the case may be.
As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Shares and Class B Common Shares, in each case as of the close of business on the Distribution Date, and such separate Right Certificates alone will thereafter evidence the Rights.
Expiration
The Rights will expire on the Expiration Date, which is the earliest of:

•	April 5, 2019,

•	the Redemption Date (as defined in the Rights Agreement),

•
the effective date of the repeal of Section 382 of the Internal Revenue Code, as amended, or any successor statute if the Board determines that the Rights Agreement is no longer necessary or desirable for the preservation of the Company’s net operating loss carryforwards or other tax benefits,

•	the first day of a taxable year of the Company to which the Board determines that none of the Company’s net operating loss carryforwards or other tax benefits may be carried forward, or

•	the 364th Day Date (as defined in the Rights Agreement).
The “Flip-in” Provision
Subject to the right of the Board to redeem or exchange the Rights as described below, at the Share Acquisition Date, the holder of each Right will thereafter have the right to receive, upon exercise thereof, for the Purchase Price, that number of one one-thousandths (1/1,000ths) of a Preferred Share equal to the number of Common Shares which at the time of such transaction would have a market value of twice the Purchase Price. Any Rights that are or were beneficially owned by an Acquiring Person on or after the Distribution Date will become null and void and will not be subject to the “flip-in” provision.

The “Flip-over” Provision
In the event the Company is acquired in a merger or other business combination by an Acquiring Person that is a publicly traded corporation or 50% or more of the Company’s assets or assets representing 50% or more of the Company’s earning power are sold, leased, exchanged or otherwise transferred (in one or more transactions) to an Acquiring Person that is a publicly traded corporation, proper provision must be made so that each Right will entitle its holder to purchase, for the Purchase Price, that number of common shares of such corporation which at the time of the transaction would have a market value of twice the Purchase Price. In the event the Company is acquired in a merger or other business combination by an Acquiring Person that is not a publicly traded entity or 50% or more of the Company’s assets or assets representing 50% or more of the earning power of the Company are sold, leased, exchanged or otherwise transferred (in one or more transactions) to an Acquiring Person that is not a publicly traded entity, proper provision must be made so that each Right will entitle its holder to purchase, for the Purchase Price, at such holder’s option, (i) that number of shares of the surviving corporation in the transaction with such entity (or, at such holder’s option, of the surviving corporation in such acquisition, which could be the Company) which at the time of the transaction would have a book value of twice the Purchase Price or (ii) that number of shares of such entity which at the time of the transaction would have a book value of twice the Purchase Price or (iii) if such entity has an affiliate which has publicly traded common shares, that number of common shares of such affiliate which at the time of the transaction would have a market value of twice the Purchase Price. The “flip-over” provision only applies to a merger or similar business combination with an Acquiring Person.
Any Rights that are or were, at any time on or after the date an Acquiring Person becomes such, beneficially owned by an Acquiring Person or any affiliate or associate of an Acquiring Person (or a transferee thereof) will become null and void and any holder of any such Right (including any subsequent holder) will be unable to exercise any such Right.
The Exchange Provision
At any time after the Share Acquisition Date, the Board may elect to exchange each Right (other than Rights owned by an Acquiring Person) for consideration per Right consisting of either: (i) one-half of the Preferred Shares (or fractions thereof) that would be issuable at such time upon the exercise of one Right pursuant to the terms of the Rights Agreement; or (ii) in the case of: (x) holders of Common Shares: cash, property, Preferred Shares (including fractions thereof), Common Shares (including fractions thereof), or other equity or debt securities (or any combination of any of the foregoing) having an aggregate value equal to one-half of the value of Preferred Shares (including fractions thereof) that would be issuable at such time upon the exercise of one Right in respect of Common Shares in accordance with Section 11(a) of the Rights Agreement; and (y) holders of Class B Common Shares: cash, property, Preferred Shares (including fractions thereof), Class B Common Shares (including fractions thereof), or other equity or debt securities (or any combination of any of the foregoing), having an aggregate value equal to one-half of the value of Preferred Shares (including fractions thereof) that would be issuable at such time upon the exercise of one Right in respect of Class B Common Shares in accordance with Section 11(a) of the Rights Agreement; in each case, which values shall be determined by a nationally recognized investment banking firm selected by the Board. Notwithstanding the foregoing, the Board shall not be empowered to effect such exchange at any time after any Person (other than the Company, any Subsidiary of the Company, any employee benefit plan of the Company or any such Subsidiary, or any entity holding Common Shares for or pursuant to the terms of any such plan), together with all affiliates and associates of such person, becomes the Beneficial Owner of 50% or more of the Common Shares then outstanding.
If the Board elects to mandatorily exchange any Rights, the Board may, at its option and without limiting any rights the Company may have under the Rights Agreement, cause the Company to enter into one or more arrangements it deems necessary or appropriate to implement and give effect to such mandatory exchange in the manner contemplated by the Rights Agreement, including by establishing one or more trusts or other mechanism for the proper and orderly distribution of the securities and/or cash to be exchanged therefor.

Exempted Persons and Exempted Transactions
The Board of Directors recognizes that there may be instances when an acquisition of Common Shares that would cause a stockholder to become an Acquiring Person may not jeopardize or endanger in any material respect the availability of the NOLs to the Company or may otherwise be in the best interest of the Company. Accordingly, the Section 382 Rights Agreement grants discretion to the Board of Directors to designate a person as an “Exempted Person” or to designate a transaction involving the Common Shares as an “Exempted Transaction.” An “Exempted Person” cannot become an Acquiring Person and an “Exempted Transaction” cannot result in a person becoming an Acquiring Person.
Redemption
The Rights are redeemable by the Board at a redemption price of $0.0001 per Right (the “Redemption Price”) any time prior to the earlier of (i) the Distribution Date and (ii) the Expiration Date. Immediately upon the action of the Board electing to redeem the Rights, and without any further action and without any notice, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.
Amendment
At any time prior to the Distribution Date, the Company may, without the approval of any holder of the Rights, supplement or amend any provision of the Rights Agreement (including, without limitation, the date on which the Distribution Date or the Expiration Date shall occur, the amount of the Purchase Price or the definition of “Acquiring Person”), except that no supplement or amendment shall be made that extends the date on which the Expiration Date shall occur or reduces the Redemption Price of the Rights.
Voting Rights; Other Stockholder Rights
Until a Right is exercised or exchanged, the holder thereof by virtue of such Right will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.
Fractional Shares
The Preferred Shares are authorized to be issued in fractions which are an integral multiple of one one-thousandth (1/1,000th) of a Preferred Share. The Company may, but is not required to, issue fractions of shares upon the exercise of Rights (other than one one-thousandth (1/1,000th) of a Preferred Share (as such fraction may be adjusted as provided in the Rights Agreement) or any integral multiple thereof), and in lieu of fractional shares, the Company may make a cash payment based on the market price of such shares on the first trading date prior to the date of exercise or utilize a depositary arrangement as provided by the terms of the Preferred Shares.
Anti-dilution Adjustments
The number of Preferred Shares or other securities issuable upon exercise of the Rights is subject to adjustment by the Board in the event of any change in the Common Shares, Class B Common Shares or Preferred Shares, whether by reason of stock dividends, stock splits, recapitalizations, reclassifications, mergers, consolidations, combinations or exchanges of securities, split-ups, split-offs, spin-offs, liquidations, other similar changes in capitalization, any distribution or issuance of assets, evidences of indebtedness or subscription rights, options or warrants to holders of Common Shares, Class B Common Shares or Preferred Shares or otherwise. The Purchase Price and the number of Preferred Shares or other securities issuable upon exercise of the Rights are subject to adjustment from time to time in the event of the declaration of a stock dividend on the Common Shares or Class B Common Shares payable in Common Shares or Class B Common Shares or a subdivision or combination of the Common Shares prior to the Distribution Date.

Antitakeover Effects
The Rights have certain anti-takeover effects. Once the Rights have become exercisable, in most cases the Rights will cause substantial dilution to a person or group that attempts to acquire or merge with the Company. Accordingly, the existence of the Rights may deter potential acquirors from making a takeover proposal or a tender offer. The Rights should not interfere with any merger or other business combination approved by the Board because the Company may redeem the Rights and because the Board can amend the Rights Agreement so that a transaction approved by the Board would not cause the Rights to become exercisable.
The Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, the Certificate of the Voting Powers, Designations, Preferences and Relative Participating, Optional and Other Special Rights and Qualifications, Limitations or Restrictions of Series A Participating Cumulative Preferred Stock, specifying the terms of the Preferred Shares (Exhibit A to the Rights Agreement), and the form of Rights Certificate (Exhibit B to the Rights Agreement) are filed herewith as Exhibits 4.1, 3.1 and 4.2, respectively. The foregoing description of the Rights is a summary description of the Rights. This summary is intended to provide a general description only, does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement and to such exhibits, each of which is incorporated herein by reference.

Item 2.	Exhibits.

Exhibit No.	Description

3.1
Certificate of the Voting Powers, Designations, Preferences and Relative Participating, Optional and Other Special Rights and Qualifications, Limitations or Restrictions of Series A Participating Cumulative Preferred Stock of Centrus Energy Corp.

4.1	Rights Agreement dated as of April 6, 2016, among Centrus Energy Corp., Computershare Inc. (“Computershare”) and Computershare Trust Company, N.A., together with Computershare, as Rights Agent.

4.2	Form of Rights Certificate.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Centrus Energy Corp.

Date:	April 6, 2016	By:	/s/ Stephen S. Greene
Stephen S. Greene
Senior Vice President, Chief Financial Officer and Treasurer

EXHIBIT INDEX

Exhibit No.	Description

3.1
Certificate of the Voting Powers, Designations, Preferences and Relative Participating, Optional and Other Special Rights and Qualifications, Limitations or Restrictions of Series A Participating Cumulative Preferred Stock of Centrus Energy Corp.

4.1	Rights Agreement dated as of April 6, 2016, among Centrus Energy Corp., Computershare Inc. (“Computershare”) and Computershare Trust Company, N.A., together with Computershare, as Rights Agent.

4.2	Form of Rights Certificate.